UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
(Check one): ☐ Form 10-K ☑ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended:	March 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:
Read Instruction Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
Sify Limited

Full name of registrant
N/A

Former name if applicable
Tidel Park, Second Floor, No. 4, Canal Bank Road, Taramani

Address of Principal Executive Office (Street and number)
Chennai 600 113, India
City, state and zip code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
     Sify Limited (the “Company”) previously filed its Annual Report on Form 20-F for the year ended March 31, 2006 with the Securities and Exchange Commission on June 30, 2006. The Company filed the Form 20-F with unaudited financial statements of Man-Sify Securities India Private Limited, and intended on including the audited financial statements of Man-Sify Securities India Private Limited in an Form 20-F/A when such statements became available. The Company has not received the audited financial statements for Man-Sify Securities India Private Limited, and the Company does not believe that it can file a the financial statements on a timely basis without unreasonable effort or expense for the reasons described below. Man-Sify Securities India Private Limited is in the process of completing the audit of its financial statements. The Company does not control Man-Sify Securities India Private Limited, and must wait for Man-Sify Securities India Private Limited to complete its financial statements and deliver them to the Company.
PART IV— OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Durgesh Mehta	(91)	44-254-0770

(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☑
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Sify Limited
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 29, 2006	By:	/s/ Durgesh Mehta
		Name:	Durgesh Mehta
		Title:	Chief Financial Officer